Exhibit 99.1

GEAC APPOINTS ERIC ROSENFELD TO BOARD OF DIRECTORS

MARKHAM, Ontario and WALTHAM, Massachusetts – October 21, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company dedicated to addressing the needs of CFOs, today announced that its Board of Directors has appointed Eric Rosenfeld of New York-based Crescendo Partners, L.P., as director of the Company, effective immediately.

“During the last many weeks, the Board’s Corporate Governance and Nominating Committee has had the opportunity to conduct a full and proper review of Eric’s credentials and candidacy, and we are delighted to welcome him to the Board of Geac,” said Kent Jespersen, Chairman of Geac.  “Eric’s experience with mergers and acquisitions, his understanding of the technology sector and his focus in the public company arena will be strong assets for Geac as we continue to examine the best possibilities for growth and value for the benefit of employees, customers and our shareholders.  We are particularly pleased that Eric and our CEO have developed a good working relationship.”

Mr. Rosenfeld has been President and Chief Executive Officer of Crescendo Partners, L.P., an investment firm based in New York, since its formation in 1998. Crescendo and its affiliates own approximately 5% of the issued and outstanding shares of Geac.

Prior to forming Crescendo Partners, Mr. Rosenfeld held the position of Managing Director at CIBC Oppenheimer and its predecessor company Oppenheimer & Co., Inc. He received an MBA from Harvard University and an BA degree in Economics from Brown University. He was Chairman of the Board of Spar Aerospace Limited from 1999 through 2001 until its sale to L-3 Communications. Mr. Rosenfeld is also Chairman, President and Chief Executive Officer of Arpeggio Acquisition Corporation, Chairman of CPI Aerostructures, Inc. and Computer Horizons Corp., and a director of Sierra Systems Group Inc. and Emergis, Inc.

Mr. Rosenfeld is a regular guest lecturer at Columbia Business School and is a member of the faculty of Directors College.  He has served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School and the World Presidents’ Organization. Mr. Rosenfeld has also been a regular guest host on CNBC.

About Geac

Geac (TSX: GAC, NASDAQ:GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer.  Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO.  Further information is available at http://www.geac.com or through e-mail at info@geac.com.

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This press release may contain forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac undertakes no obligation to update or revise the information contained herein.  Important factors that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from new license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guaranties; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators.  Please refer to Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

For more information, please contact:

Investor and Media Contact:

Alys Scott

Vice President, Corporate Communications

Geac

(781) 672-5980

alys.scott@geac.com